Exhibit 21.1

Subsidiaries of Artisan Partners Asset Management Inc.

Name	Jurisdiction of Incorporation/Organization
Artisan Partners Holdings LP	Delaware
Artisan Partners Distributors LLC	Wisconsin
Artisan Investments GP LLC	Delaware
Artisan Partners Limited Partnership	Delaware
Artisan Partners Asia-Pacific PTE Ltd.	Singapore
Artisan Partners Limited	United Kingdom
Artisan Partners II Limited	United Kingdom
Artisan Partners UK LLP	United Kingdom
Artisan Partners Services LLC	Delaware
Artisan Partners Australia Pty Ltd.	Australia
Artisan Partners Canada Holdings LLC	Delaware
Artisan Partners Canada ULC	Canada
Artisan Credit Opportunities GP LLC	Delaware
Artisan Credit Opportunities Master Fund LP	Cayman Islands
Artisan Credit Opportunities Fund LP	Delaware